Eaton Vance Management

Two International Place

Boston, MA  02110

(617)482-8260

www.eatonvance.com

June 15, 2016

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Eaton Vance Municipal Income Trust (the “Registrant”) (File No. 333-210445)

Withdrawal of Form 497

Ladies and Gentlemen:

The Registrant respectfully requests that the United States Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Form 497 filing filed with the Commission on June 14, 2016 (Accession No. 0000940394-16-002658) (the “Filing”).   The Filing was inadvertently filed under the incorrect file number under the Securities Act of 1933, as amended (the “1933 Act”).  A subsequent filing has been made with the Commission on June 14, 2016 (Accession No. 0000940394-16-002661) under the correct 1933 Act file number (File No. 333-158147).

If you have questions or require further information, please contact the undersigned at (617) 672-8808.

Very truly yours,

/s/ Matt Manning

Matt Manning, Esq.

Vice President